UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

PECO II, INC.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

705221 10 9

(CUSIP Number)

Delta International Holding Ltd.

Scotia Center, 4th Floor

P.O. Box 2804

George Town

Grand Cayman

Cayman Islands

Attention: Yancey Hai

Telephone: 886-2-8797-2088

Copy to:

Aaron J. Alter, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Telephone: (650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to a subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 705221 10 9

1.	Name of Reporting Person. SS or I.R.S. Identification No. of above person. Delta International Holding Ltd. I.R.S. Identification No.: None
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ (a)
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 17,668,672 (a) 8. Shared Voting Power 0 9. Sole Dispositive Power 17,668,672 (a) 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,668,672 (b)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 45.00% (c)
14.	Type of Reporting Person CO

(a)	Please see the Joint Filing Agreement attached hereto as Exhibit 1 to this statement on Schedule 13D.
(b)	Pursuant to the Schedule 14A filed by PECO II, Inc. with the Securities and Exchange Commission on February 13, 2006, the estimated number of shares of PECO Common Stock to be issued upon exercise of the Warrant held by DIH is 12,928,297. Accordingly, DIH is reporting beneficial ownership of 4,740,375 shares of Common Stock of PECO issued as of March 28, 2006, aggregated with such estimated number of 12,928,297 shares, to indicate the approximate number of shares of Common Stock beneficially held by DIH as of March 28, 2006. The actual number of shares of Common Stock to be issued upon the exercise of the Warrant by DIH will not be determined until five days prior to the exercise date, which may be any date between March 28, 2006 and September 28, 2008. Pursuant to the terms of the Asset Purchase Agreement, such number will be calculated as the number of shares of Common Stock that, when aggregated with the Shares, will equal forty-five percent (45%) of the issued and outstanding shares of PECO. Please see Item 5 for further information.
(c)	Based on 27,027,803 shares of Common Stock reported to be outstanding by PECO at Closing.

CUSIP No. 705221 10 9

1.	Name of Reporting Person. SS or I.R.S. Identification No. of above person. Delta Products Corporation I.R.S. Identification No. 95-28430706
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ (a)
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (b)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person CO

(a)	Please see the Joint Filing Agreement attached hereto as Exhibit 1 to this statement on Schedule 13D.
(b)	Pursuant to the terms of the Asset Purchase Agreement, dated October 13, 2005, between Delta Products Corporation (“Delta”) and PECO II, Inc. (“PECO”) (the “Asset Purchase Agreement”), 4,740,375 shares of PECO Common Stock (the “Shares”) and a warrant exercisable for additional shares of PECO Common Stock (the “Warrant”) were issued to Delta upon closing of the transactions contemplated thereby on March 28, 2006 (the “Closing”). Pursuant to various transfer arrangements, at Closing: (i) Delta transferred to Delta Electronics, Inc. (“DEI”) the rights to a certain portion of the Shares and Warrant, (ii) DEI thereafter transferred to Delta International Holding Ltd. (“DIH”) all of its rights to such Shares and Warrant, and (iii) Delta transferred directly to DIH the remainder of the Shares and Warrant held by it. Accordingly, at present, DIH holds sole ownership interest in the Shares and Warrant. Please see Item 3 for further information.

CUSIP No. 705221 10 9

1.	Name of Reporting Person. SS or I.R.S. Identification No. of above person. Delta Electronics, Inc. I.R.S. Identification No.: None
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ (a)
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Taiwan

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (b)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person CO

(a)	Please see the Joint Filing Agreement attached hereto as Exhibit 1 to this statement on Schedule 13D.
(b)	Pursuant to the terms of the Asset Purchase Agreement, the Shares and the Warrant were issued to Delta at Closing. Pursuant to various transfer arrangements, at Closing: (i) Delta transferred to DEI the rights to a certain portion of the Shares and Warrant, (ii) DEI thereafter transferred to DIH all of its rights to such Shares and Warrant, and (iii) Delta transferred directly to DIH the remainder of the Shares and Warrant held by it. Accordingly, at present, DIH holds sole ownership interest in the Shares and Warrant. Please see Item 3 for further information.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, no par value per share, of PECO. The principal executive offices of PECO are located at 1376 State Route 598, Galion, Ohio 44833 (“PECO” or “Issuer”).

Item 2. Identity and Background

(a)	This Statement is filed by Delta International Holding Ltd., a Cayman Islands corporation (“DIH”), Delta Products Corporation, a California corporation (“Delta”), and Delta Electronics, Inc., a Taiwan corporation (“DEI,” and together with DIH and Delta, the “Reporting Persons”). The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

(b)	The address of the principal business and principal executive office for Delta is 4405 Cushing Parkway, Fremont, CA 94538; the address of the principal executive office for DEI is 186 Ruey Kuang Road, Neihu, Taipei 11491, Taiwan, R.O.C.; and the address of the principal executive office for DIH is Scotia Center, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands.

(c)	The principal business of Delta is the sale and distribution of telecommunications power system products and other electronic parts and components.

Set forth on Schedule A hereto is (i) the name and citizenship of each of the executive officers and directors of Delta, (ii) the business address of each such person, (iii) the present principal occupation or employment, if any, of each such person, and the name, principal business and address of any corporation or other organization in which such employment is conducted.

The principal business of DEI is the development, manufacture, supply and distribution of telecommunications power system products and other electronic parts and components.

Set forth on Schedule B hereto is (i) the name and citizenship of each of the executive officers and directors of DEI, (ii) the business address of each such person, (iii) the present principal occupation or employment, if any, of each such person, and the name, principal business and address of any corporation or other organization in which such employment is conducted.

The principal business of DIH is an investment holding company.

Set forth on Schedule C hereto is (i) the name and citizenship of each of the directors of DEI, (ii) the business address of each such person, (iii) the present principal occupation or employment, if any, of each such person, and the name, principal business and address of any corporation or other organization in which such employment is conducted. DIH has no elected officers.

(d)	During the last five years, neither Delta, nor, to the best of Delta’s knowledge, any person named on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither DEI, nor, to the best of DEI’s knowledge, any person named on Schedule B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither DIH, nor, to the best of DIH’s knowledge, any person named on Schedule C hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither Delta, nor, to the best of Delta’s knowledge, any person named on Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, neither DEI, nor, to the best of DEI’s knowledge, any person named on Schedule B hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, neither DIH, nor, to the best of DIH’s knowledge, any person named on Schedule C hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The transactions contemplated by the Asset Purchase Agreement, dated as of October 13, 2005 (the “Asset Purchase Agreement”), by and between PECO and Delta, closed on March 28, 2006 (the “Closing”). Accordingly, and pursuant to the terms of the Asset Purchase Agreement, Delta sold to PECO certain of its business assets, and DEI granted to PECO certain exclusive rights under a related Supply Agreement entered into at Closing between DEI and PECO (the “Supply Agreement”) in exchange for: (i) 4,740,375 shares of PECO Common Stock (the “Shares”), (ii) a warrant to purchase, when aggregated with the Shares, up to forty-five percent (45%) of PECO’s issued and outstanding stock at an exercise price of $2.00 per share, with a term of thirty (30) months commencing on March 28, 2006 (the “Warrant”), and (iii) the assumption by PECO of certain liabilities, as described in the Asset Purchase Agreement. The Shares and the shares of PECO Common Stock issuable upon exercise of the Warrant will have registration rights, as provided in the form of Registration Rights Agreement entered into between PECO and Delta at Closing, a copy of which is attached as Exhibit 2 to this Statement (the “Registration Rights Agreement”).

Delta and DEI are related companies within the Delta Group, which is headquartered in Taiwan and is a provider of switching power supplies and a major source for power management solutions, components, visual displays, industrial automation, and networking products. DIH is a direct subsidiary of DEI, and a related company to Delta within the Delta Group. Pursuant to various transfer arrangements, at Closing: (i) Delta transferred to DEI the rights to a certain portion of the Shares and Warrant, in consideration for DEI entering into the Supply Agreement with PECO, (ii) DEI thereafter transferred to DIH all of its rights to such Shares and Warrant, and (iii) Delta transferred directly to DIH the remainder of the Shares and Warrant held by it. Accordingly, at present, DIH holds sole ownership interest in the Shares and Warrant.

References to, and descriptions of, the Asset Purchase Agreement, the Supply Agreement and the Warrant as set forth in this Schedule 13D are qualified in their entirety by reference to the Asset Purchase Agreement, included as Exhibit 2.1 to the Form 8-K/A filed by PECO on January 20, 2006, the Supply Agreement, included as Exhibit 10.1 to the Form 8-K filed by PECO on April 3, 2006, and the Warrant, included as Exhibit 10.2 to the Form 8-K filed by PECO on April 3, 2006, which are incorporated by reference herein in their entirety where such references and descriptions appear.

References to, and descriptions of, the Registration Rights Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the Registration Rights Agreement included as Exhibit 2 to this Statement, which is incorporated by reference herein in its entirety where such references and descriptions appear.

Item 4: Purpose of Transaction

(a)(b)	The information set forth and incorporated by reference in Item 3 is incorporated by reference herein.

As described in Item 3 above, this Statement relates to the sale of assets and the grant of certain exclusive rights by Delta and DEI, respectively, to PECO pursuant to the terms of the Asset Purchase Agreement and related Supply Agreement.

In addition to the transactions contemplated by the Asset Purchase Agreement, at Closing, PECO and DEI entered into the Supply Agreement pursuant to which DEI granted PECO the right to purchase and incorporate modules and other components into PECO’s telecommunications systems and to market, promote and distribute the modules and other DEI technology in U.S. and Canadian markets. Such rights will be exclusive to PECO for a period of twenty-four (24) months. The Supply Agreement also provides that PECO and DEI may collaborate on developing additional technology with respect to system-level design and component-level design. The term of the Supply Agreement is 30 months.

(c)	Not applicable.

(d)	Pursuant to the terms of the Asset Purchase Agreement, on March 28, 2006, the closing date of the transactions contemplated by the Asset Purchase Agreement, PECO’s board of directors elected the Delta designee, Mr. Albert Chang, to the Company’s board of directors as a Class II member, in connection with Closing and pursuant to the terms of the Voting Agreement, dated October 13, 2005, by and between Delta, PECO and certain significant stockholders of PECO, in their capacity as stockholders of PECO (the “Voting Agreement”). Pursuant to the Voting Agreement, Delta and each such stockholder (collectively, the “Voting Agreement Stockholders”) agreed to vote all of the shares of PECO Common Stock beneficially owned by such Voting Agreement Stockholder at any PECO stockholders meeting or by any consensual action (i) in favor of electing, in the case of Delta, the individual designated by Delta to stand for election to serve on the PECO Board, and (ii) in favor of electing, in the case of PECO, the individuals nominated by PECO’s Board to stand for election to serve on the PECO Board. The Voting Agreement shall terminate upon the earlier of: (i) the written agreement of the Delta and PECO, (ii) the date Delta, or any of its affiliates (other than PECO), no longer holds shares of PECO Common Stock or rights to purchase such shares, representing at least five percent (5%) of the outstanding voting stock of PECO, (iii) the date Delta (alone, or together with any of its affiliates (other than PECO)) holds forty-five percent (45%) or greater of the then issued and outstanding voting capital stock of PECO, and (iv) the consummation of (x) any tender offer, exchange offer, merger, consolidation or other business combination of PECO, the result of which is that the stockholders of PECO (other than Delta and its affiliates in the case of a tender offer) immediately preceding such transaction hold less than fifty percent (50%) of the equity interests in the surviving or resulting entity of such transaction (or any direct or indirect parent or subsidiary thereof), or (y) the sale of all or substantially all of the assets of PECO. There is no shared voting power pursuant to the terms of the Voting Agreement.

(e)	Other than the issuance of the Shares and the Warrant pursuant to the Asset Purchase Agreement, not applicable.

(f)	Not applicable.

(g)	As a condition to closing the transactions contemplated by the Asset Purchase Agreement, the PECO stockholders approved an amendment to its Code of Regulations to opt-out of the Ohio Control Share Acquisition Act (referred to in the Asset Purchase Agreement as the “Opt-Out Proposal”).

(h)-(j)	Not applicable.

References to, and descriptions of, the Asset Purchase Agreement, the Supply Agreement, the Warrant and the Voting Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the Asset Purchase Agreement, included as Exhibit 2.1 to the Form 8-K/A filed by PECO on January 20, 2006, the Supply Agreement, included as Exhibit 10.1 to the Form 8-K filed by PECO on April 3, 2006, the Warrant, included as Exhibit 10.2 to the Form 8-K filed by PECO on April 3, 2006, and the Voting Agreement, included as Exhibit 10.1 to the Form 8-K/A filed by PECO on January 20, 2006, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

(a)(b)	The information set forth and incorporated by reference in Items 3 and 4 is incorporated by reference herein.

At Closing, PECO reported that there were 27,027,803 shares of PECO Common Stock outstanding. This number includes the 4,740,375 shares of PECO Common Stock that were issued to Delta at Closing, but excludes the Warrant. Pursuant to PECO’s Schedule 14A as filed with the Securities and Exchange Commission on February 13, 2006, the estimated number of shares of PECO Common Stock to be issued upon exercise of the Warrant is 12,928,297. The actual number of shares of PECO Common Stock to be issued upon exercise of the Warrant will not be determined until five days prior to the exercise date, which may be any date between March 28, 2006 and September 28, 2008. When such number of shares issued upon exercise of the Warrant is aggregated with the 4,740,375 shares issued to DIH on March 28, 2006, DIH’s ownership of PECO Common Stock will be forty-five percent (45%) of the outstanding shares of PECO. Accordingly, as of March 28, 2006, DIH may be deemed to hold beneficial ownership of forty-five percent (45%) of the outstanding shares of the Common Stock of PECO.

DIH has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of the 4,740,375 shares of PECO Common Stock currently issued to DIH, and DIH will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of shares of PECO Common Stock that will be issued to DIH upon exercise of the Warrant.

(c)	To the knowledge of Delta, DEI and DIH, as of the date hereof, no transactions in the class of securities reported have been effected by any person named pursuant to Item 2 during the past 60 days.

(d)	To the knowledge of Delta, DEI and DIH, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of PECO Common Stock or the Warrant issued pursuant to the Asset Purchase Agreement.

(e)	Not applicable.

References to, and descriptions of, the Asset Purchase Agreement and the Warrant, are qualified in their entirety by reference to the Asset Purchase Agreement, included as Exhibit 2.1 to the Form 8-K/A filed by PECO on January 20, 2006, and the Warrant, included as Exhibit 10.2 to the Form 8-K filed by PECO on April 3, 2006.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth and incorporated by reference in Items 3, 4 and 5 is incorporated by reference herein.

Other than the Asset Purchase Agreement and the exhibits thereto, including the Warrant, the Registration Rights Agreement, and the Voting Agreement, to the knowledge of Delta, DEI and DIH, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of PECO, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

1.	Joint Filing Agreement, dated April 6, 2006, among Delta Products Corporation, Delta Electronics, Inc. and Delta International Holding Ltd.

2.	Registration Rights Agreement, dated March 28, 2006, between PECO II, Inc. and Delta Products Corporation.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct with respect to the entity on behalf of which I am signing:

Date: April 6, 2006

By:	/s/ M.S. Huang

Name /Title:	M.S. Huang
President
Delta Products Corporation

Date: April 6, 2006

By:	/s/ Albert Chang

Name /Title:	Albert Chang
General Manager, Power System Business Group II
Delta Electronics, Inc.

Date: April 6, 2006

By:	/s/ Yancey Hai

Name /Title:	Yancey Hai
Director
Delta International Holding Ltd.

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

DELTA PRODUCTS CORPORATION

Set forth below are the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Delta Products Corporation. The business address of each person set forth on this Schedule A is: c/o Delta Products Corporation, 4405 Cushing Parkway, Fremont, CA 94538.

Name of Executive Officer	Title and Present Principal Occupation	Citizenship
M.S. Huang	President and Chief Executive Officer	United States

Yao C.H. Chou	Sr. VP Corporate Administration and Secretary	United States

Sheryl Chen	Chief Financial Officer	United States

Name of Executive Officer	Title and Present Principal Occupation	Citizenship

M.S. Huang	President and Chief Executive Officer	United States

Yao C.H. Chou	Sr. VP Corporate Administration and Secretary	United States

Graham Hunter	VP Sales/Marketing, Power Systems	United States

S-1

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS OF

DELTA ELECTRONICS, INC.

Set forth below are the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Delta Electronics, Inc. The business address of each person set forth on this Schedule B is: c/o Delta Electronics, Inc., 186 Ruey Kuang Road, Neihu, Taipei 11491, Taiwan, R.O.C.

Name of Executive Officer	Title and Present Principal Occupation	Citizenship
Yancey Hai	Vice Chairman and Chief Executive Officer	Taiwan and United States

Mark Ko	President and Chief Operations Officer	Taiwan

Rong-Yuan Hsu	Vice President	Taiwan

Ping Cheng	Vice President	Taiwan

Name of Director	Title and Present Principal Occupation	Citizenship
Bruce C.H. Cheng	Chairman	Taiwan

Yancey Hai	Vice Chairman and Chief Executive Officer	Taiwan and United States

Mark Ko	President and Chief Operating Officer	Taiwan

Rong-Yuan Hsu	Vice President	Taiwan

Ping Cheng	Vice President	Taiwan

James Ng	Director; also serves as Chairman and President of Delta Electronics (Thailand) PCL	Malaysia

Yih Chiang Lo	Independent Director	Taiwan

Yen-Shan Chuang	Senior Consultant	Taiwan and United States

Fred Lee	Director	United States

S-2

SCHEDULE C

DIRECTORS OF

DELTA INTERNATIONAL HOLDING LTD.

Set forth below are the name, business address, present principal occupation or employment and citizenship of each director of Delta International Holding Ltd. The business address of each person set forth on this Schedule C is: c/o Delta International Holding Ltd., Scotia Center, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands.

Name of Director	Title and Present Principal Occupation	Citizenship
Bruce C.H. Cheng	Director	Taiwan

Yancey Hai	Director	Taiwan and United States

Mark Ko	Director	Taiwan

Ron-Yuan Hsu	Director	Taiwan

Ping Cheng	Director	Taiwan

S-3